SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated July 29, 2005 regarding the completion of the acquisition of 60% of the issued share capital of PT Cyber Access Communications.

1.2	Joint announcement dated August 1, 2005 regarding the results of the election of choice of consideration by shareholders of Hutchison Global Communications Holdings Limited (“HGCH”) in connection with the completion of the privatization of HGCH.

1.3	Press release dated August 3, 2005 regarding Registrant’s results for the six months ended June 30, 2005 and key performance indicators for the quarter ended June 30, 2005.

1.4	Press release dated August 3, 2005 regarding Registrant’s discussions with Essar Teleholdings Limited regarding possible expansion opportunities in India.

1.5	Press release dated August 3, 2005 regarding the appointment of Agnes Nardi to the Registrant’s board of directors as an executive director.

1.6	Announcement dated August 3, 2005 regarding the appointment of Agnes Nardi to the Registrant’s board of directors as an executive director and the expiration of options relating to shares of Registrant’s Indian operating companies.

1.7	Announcement dated August 3, 2005 regarding Registrant’s results for the six months ended June 30, 2005 and key performance indicators for the quarter ended June 30, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

The board of directors of the Company announces that the acquisition of 60% of the issued share capital of PT Cyber Access Communications, as announced by the Company on 9 March 2005, was completed on 27 July 2005.

As at the date of this announcement, the directors of the Company are:

Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff

Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 29 July 2005

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States, or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The ordinary shares of HTIL have not been, and will not be, registered with the United States Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or exemption from registration.

HUTCHISON WHAMPOA	HUTCHISON TELECOMMUNICATIONS
LIMITED	INTERNATIONAL LIMITED

(incorporated in Hong Kong with limited liability)	(incorporated in the Cayman Islands with limited liability)
(Stock Code: 13)	(Stock Code: 2332)

JOINT ANNOUNCEMENT

PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT

AT THE CANCELLATION CONSIDERATION OF 2 HTIL SHARES FOR EVERY 21

SCHEME SHARES OR CASH OF HK$0.65 PER SCHEME SHARE

RESULTS OF ELECTION OF

THE CANCELLATION CONSIDERATION AND THE OPTION LAPSING CONSIDERATION

CONNECTED TRANSACTION

HUTCHISON WHAMPOA LIMITED

DISCLOSEABLE AND CONNECTED TRANSACTION

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

Financial adviser to Hutchison Telecommunications International Limited

ABN AMRO Asia Corporate Finance Limited

The period for election by Scheme Shareholders of the Cancellation Consideration under the Proposal and for acceptance of the Option Offer and election by Optionholders of the Option Lapsing Consideration under the Option Offer both ended at the Closing Time.

A summary of the results of election of the Cancellation Consideration and the Option Lapsing Consideration is set out in this announcement.

The satisfaction of the Cancellation Consideration and the Option Lapsing Consideration by transfer of existing HTIL Shares to Connected Scheme Shareholders or Connected Optionholders who validly elected (or are deemed to have elected, where applicable) the Share Alternative or Option Share Alternative pursuant to the HWL Vendor Share Arrangement constitutes a connected transaction for HWL which is only subject to the reporting and announcement requirements set out in the Listing Rules and is exempt from the independent shareholders’ approval requirements under Listing Rule 14A.32.

The assumption by HTIL of indebtedness pursuant to the HWL Vendor Share Arrangement on an unsecured basis and on normal commercial terms constitutes a connected transaction for HTIL exempt from reporting, announcement and independent shareholders’ approval requirements under Listing Rule 14A.65(4). The effective acquisition by HTIL of interests in HGCH Shares from the Connected Scheme Shareholders or Connected Optionholders through the cancellation of their HGCH Shares or lapsing of their Outstanding HGCH Share Options on the terms of the Proposal or Option Offer constitutes a connected transaction for HTIL which is only subject to the reporting and announcement requirements set out in the Listing Rules and is exempt from independent shareholders’ approval requirements under Listing Rule 14A.32.

As a result of HWL’s effective disposal of an aggregate of approximately 5.2% interest in HTIL from (i) the issue by HTIL of new HTIL Shares and (ii) the transfer by the HWL Vendor of existing HTIL Shares pursuant to the HWL Vendor Share Arrangement, in satisfaction of the Share Alternative and Option Share Alternative validly elected, HWL’s indirect percentage interest in HTIL’s enlarged issued share capital will be reduced from approximately 74.3% to approximately 69.1% and HWL will report a profit on such disposal of approximately HK$1,150 million in its results for the second half of the financial year ending 31 December 2005.

Reference is made to the joint announcement dated 3 May 2005 made by HTIL and HGCH (the “First Announcement”), the announcement dated 25 May 2005 made by HTIL, the announcement dated 6 June 2005 made by HGCH, the joint announcement dated 7 June 2005 made by HTIL and HGCH, the composite document despatched to the HGCH Shareholders and the Optionholders on 7 June 2005 containing, among other things, details of the Scheme (the “Scheme Document”) and the joint announcements dated 29 June 2005, 8 July 2005 and 18 July 2005 made by HTIL and HGCH. Terms defined in the Scheme Document shall have the same meanings when used in this announcement unless the context requires otherwise or defined otherwise in this announcement.

RESULTS OF ELECTION OF THE CANCELLATION CONSIDERATION AND THE OPTION LAPSING CONSIDERATION

The period for election by Scheme Shareholders of the Cancellation Consideration under the Proposal and the period for acceptance of the Option Offer and for election by Optionholders of the Option Lapsing Consideration under the Option Offer both ended at 4:00 p.m. on Monday, 1 August 2005 (the “Closing Time”). The final time for lodging Election Forms and for lodging Option Election Forms has not been extended.

As at the Closing Time, (i) elections had been made (or deemed to have been made) by Scheme Shareholders for the Share Alternative in respect of a total of 3,253,353,298 Scheme Shares, and (ii) elections had been made by Scheme Shareholders for the Cash Alternative in respect of a total of 23,733,870 Scheme Shares.

As at the Closing Time, (i) acceptances of the Option Offer had been received from Optionholders making elections for the Option Share Alternative in respect of a total of 98,550,000 Outstanding HGCH Share Options, and (ii) acceptances of the Option Offer had been received from Optionholders making election for the Option Cash Alternative in respect of a total of 5,000,000 Outstanding HGCH Share Options.

Set out in the table below is a summary of: (i) the total amount of cash consideration paid or to be paid by HTIL to the Scheme Shareholders and the Optionholders pursuant to their election of the Cash Alternative as the form of Cancellation Consideration and their election of the Option Cash Alternative as the form of Option Lapsing Consideration respectively and (ii) the total number of HTIL Shares issued or to be issued by HTIL or transferred or to be transferred (pursuant to the HWL Vendor Share Arrangement) to the Scheme Shareholders and the Optionholders pursuant to their election of or entitlement to the Share Alternative as the form of Cancellation Consideration and their election of the Option Share Alternative as the form of the Option Lapsing Consideration respectively, as at the Closing Time:

	Cash Alternative/ Option Cash Alternative	Share Alternative/ Option Share Alternative
	HK$’ million	Number of HTIL Shares (Note)
Scheme Shareholders and Optionholders (excluding Connected Scheme Shareholders and Connected Optionholders)	16.3	252,546,208
Connected Scheme Shareholders and Connected Optionholders	—	60,371,099

Total	16.3	312,917,307

Note: The number of HTIL Shares issued or transferred shall be subject to adjustment for rounding differences.

Cheques for cash entitlements or share certificates in respect of HTIL Shares under the Scheme and the Option Offer have been or will be despatched within 10 days from the receipt of the duly completed Election Form or Option Election Form concerned. For any Scheme Shareholder who did not return a duly completed Election Form by the Closing Time and are deemed to have made election for the Share Alternative, share certificates in respect of HTIL Shares will be despatched within 10 days from the Closing Time.

CONNECTED TRANSACTIONS

As at the Closing Time, Connected Scheme Shareholders and Connected Optionholders have elected (or are deemed to have elected, if applicable) a total of 60,371,099 HTIL Shares as the Cancellation Consideration or Option Lapsing Consideration. As previously announced, HTIL has procured the HWL Vendor to transfer such number of its holding of HTIL Shares in issue as to satisfy the election and in return HTIL will assume an indebtedness owing to the HWL Vendor in the amount of the value of the Share Alternative satisfied on HTIL’s behalf.

The satisfaction of the Cancellation Consideration and the Option Lapsing Consideration by transfer of existing HTIL Shares to Connected Scheme Shareholders or Connected Optionholders who validly elected (or are deemed to have elected, if applicable) the Share Alternative or Option Share Alternative pursuant to the HWL Vendor Share Arrangement constitutes a connected transaction for HWL which is only subject to the reporting and announcement requirements set out in the Listing Rules and is exempt from the independent shareholders’ approval requirements under Listing Rule 14A.32. The identity of the Connected Scheme Shareholders was disclosed on page 64 of the Scheme Document and the Connected Optionholders are Mr. Wong King Fai, Peter and Mr. Kan Ka Wing, Frankie. These share transferees are connected persons of HWL by virtue of being either directors of HWL, HTIL and/or HGCH or associates of such directors or associate of a substantial shareholder of HWL, HTIL and/or HGCH.

The assumption by HTIL of an aggregate of approximately HK$458.8 million of indebtedness pursuant to the HWL Vendor Share Arrangement on an unsecured basis and on normal commercial terms constitutes a connected transaction for HTIL exempt from reporting, announcement and independent shareholders’ approval requirements under Listing Rule 14A.65(4). The effective acquisition by HTIL of interests in HGCH Shares from the Connected Scheme Shareholders or Connected Optionholders through the cancellation of their HGCH Shares or lapsing of their Outstanding HGCH Share Options on the terms of the Proposal or Option Offer constitutes a connected transaction for HTIL which is only subject to the reporting and announcement requirements set out in the Listing Rules and is exempt from independent shareholders’ approval requirements under Listing Rule 14A.32.

REASONS FOR, AND THE BENEFITS OF, THE CONNECTED TRANSACTIONS

The reasons for the Proposal, the Option Offer and the HWL Vendor Share Arrangement were fully disclosed in the First Announcement dated 3 May 2005 and in the circular issued by HTIL to its shareholders dated 7 June 2005.

The respective boards of directors of HWL and HTIL, including the respective independent non-executive directors of HWL and HTIL, consider the satisfaction of the Share Alternative and Option Share Alternative pursuant to the HWL Vendor Share Arrangement described above to be in the interests of HWL and HTIL and their respective shareholders, and that the HWL Vendor Share Arrangement is on normal commercial terms and fair and reasonable and in the interests of HWL and HTIL and their respective shareholders as a whole.

HTIL SHARE CAPITAL AND PUBLIC FLOAT

The issued share capital of HTIL is expected to increase from HK$1,125,000,000 comprising 4,500,000,000 HTIL Shares of HK$0.25 each (before the Scheme and the Option Offer) to HK$1,188,136,552 comprising 4,752,546,208 HTIL Shares of HK$0.25 each upon HTIL’s full satisfaction of the Share Alternative and the Option Share Alternative validly elected (or deemed to have been elected, if applicable), subject to adjustment for rounding differences.

All HTIL Shares issued or to be issued in satisfaction of the Share Alternative or the Option Share Alternative elected (or are deemed to have been elected, if applicable), are or are to be treated as being allotted and issued at HK$7.60 per HTIL Share in compliance with the generally accepted accounting principles in Hong Kong.

Immediately following such issue of HTIL Shares and the transfer of HTIL Shares pursuant to the HWL Vendor Share Arrangement, the HTIL Directors are satisfied that HTIL’s public float requirement under the Listing Rules will continue to be complied with.

GENERAL

HWL and its subsidiaries operate and invest in five core businesses: ports and related services; property and hotels; retail and manufacturing; energy, infrastructure, finance and investments; and telecommunications. As a result of HWL’s effective disposal of an aggregate of approximately 5.2% interest in HTIL from (i) the issue by HTIL of new HTIL Shares and (ii) the transfer by the HWL Vendor of existing HTIL Shares pursuant to the HWL Vendor Share Arrangement, in satisfaction of the Share Alternative and Option Share Alternative, HWL’s indirect percentage interest in HTIL’s enlarged issued share capital will be reduced from approximately 74.3% to approximately 69.1% and HWL will report a profit on such disposal of approximately HK$1,150 million in its results for the second half of the financial year ending 31 December 2005.

The HTIL Group is a leading global provider of telecommunications services.

DIRECTORS OF HWL AND HTIL DIRECTORS

As at the date of this announcement, the Directors of HWL are: Mr. LI Ka-shing (Chairman), Mr. LI Tzar Kuoi, Victor (Deputy Chairman), Mr. FOK Kin-ning, Canning, Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT, Mr. LAI Kai Ming, Dominic, Mr. George Colin MAGNUS and Mr. KAM Hing Lam as Executive Directors; Mr. William SHURNIAK as Non-Executive Director; Mr. Michael David KADOORIE, Mr. Holger KLUGE, Mr. William Elkin MOCATTA (Alternate to Mr. Michael David Kadoorie), Mr. Simon MURRAY, Mr. OR Ching Fai, Raymond and Mr. WONG Chung Hin (also Alternate to Mr. Simon Murray) as Independent Non-Executive Directors.

As at the date of this announcement, the HTIL Directors are: Mr. Dennis Pok Man LUI, Mr. Tim PENNINGTON, Mr. CHAN Ting Yu and Mr. WOO Chiu Man, Cliff as Executive Directors; Mr. FOK Kin-ning, Canning (Chairman), Mrs. CHOW WOO Mo Fong, Susan and Mr. Frank John SIXT as Non-Executive Directors; and Mr. KWAN Kai Cheong, Mr. John W. STANTON and Mr. Kevin WESTLEY as Independent Non-Executive Directors.

By Order of the Board	By Order of the Board
Hutchison Whampoa Limited	Hutchison Telecommunications International Limited
Edith Shih	Edith Shih
Company Secretary	Company Secretary

Hong Kong, 1 August 2005

The HTIL Directors jointly and severally accept full responsibility for the accuracy of the information (other than that relating to HWL) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Exhibit 1.3

News Release

Hong Kong, 3 August 2005

HUTCHISON TELECOM REPORTS ROBUST GROWTH

FOR SIX MONTHS ENDED 30 JUNE 2005

Key highlights

•	Group operating profit increased 297.6% to HK$1,014 million

•	Turnover rose 56.1% to HK$10,757 million

•	Consolidated mobile customer base increased 30.9% to 14.1 million

•	Increased integration in Hong Kong businesses operationally and with management appointments to drive synergies

•	Indonesia and Vietnam commence initial phase, CEOs appointed

Financial highlights

	First half 2005 HK$’million (unaudited)		First half 2004 HK$’million (audited)		Change
Turnover		10,757		6,891	56.1%
Operating profit before disposal of investments and others		1,014		255	297.6%
Profit (loss) attributable to equity holders of the Company		(352)		793	(144.4)%
Earnings (loss) per share	HK$	(0.08)	HK$	0.18	(144.4)%
Adjusted loss per share*	HK$	(0.01)	HK$	(0.11)	90.9%

*excluding	profit (loss) on disposal of investments and others

Hutchison Telecommunications International Limited (“Hutchison Telecom”, the “Company” or the “Group”; SEHK: 2332, NYSE: HTX) today announced strong growth in the Group’s results for the six months ended 30 June 2005.

The Group’s underlying operating profit before disposal of investments and others reached HK$1,014 million, a 297.6% increase compared with the first half of 2004, boosted by strong operating results in India and Israel and a reduction of losses in Thailand.

All markets reported growth in customer base, which rose overall by 30.9% to 14.1 million. The vigorous growth in worldwide customer base fuelled the surge in the Group’s turnover to HK$10,757 million, an increase of 56.1% compared with the same period a year earlier. During the first half we consolidated our Israel subsidiary, Partner Communications Company Ltd. (“Partner”) for the first time. Excluding the impact of the consolidation of Partner, turnover growth was 25.4%.

EBITDA increased 84.8% to HK$2,831 million and EBITDA margins improved to 26.3% from 22.2%. The Group recorded a loss attributable to equity holders of the Company of HK$352 million, or HK$0.08 loss per share, after it took a net loss on disposal of investments and others of HK$295 million, finance costs of HK$612 million and a taxation charge of about HK$318 million.

During the first half of 2005, the Group strengthened its operations with a number of key strategic initiatives to build Hutchison Telecom into a leading provider of telecommunications services in Asia and developing markets elsewhere. These included expansion into Indonesia and Vietnam; reorganisation of the Indian operations; increasing ownership in existing operations in Israel and in the Hong Kong fixed-line business; and the sale of the operations in Paraguay.

The Group is now well-positioned in its markets and today we also announce changes in senior management to capitalise on these opportunities. Peter Wong, Chief Executive Officer of Hutchison Global Communications Holdings Ltd (“HGCH”), will assume responsibility for both the fixed-line and mobile businesses in Hong Kong, whilst Agnes Nardi will take up the new position of Executive Director, to help drive growth opportunities in our developing markets.

Dennis Lui, Chief Executive Officer, Hutchison Telecom, said:“Our focused strategy of investing for growth is clearly reflected in our excellent performance in the first half. I am particularly pleased to see satisfying operational momentum in our key markets of India and Israel.”

Mr Lui added: “Going forward, we will continue to drive our strategy of expanding in emerging mobile markets with high growth potential, such as India, Vietnam and Indonesia, while maintaining our leading position in Hong Kong’s mobile and fixed-line markets.”

Tim Pennington, Chief Financial Officer, Hutchison Telecom, said: “Our revenue and profit growth demonstrates the strength of our operations. We will continue to strengthen our competitive position with further investment in growth markets, while continuing to drive initiatives to control costs to further enhance financial performance and organisational efficiency.”

Key markets review

India

•	Customer base increased 46.8% to 8.4 million

•	Turnover increased 46.5% to HK$4,694 million

•	EBITDA increased 66.7% to HK$1,579 million

The India business continued to go from strength to strength despite continued competition in the market and some downward pricing pressure.

Customer base in the first half increased 46.8% to 8.4 million, compared with 5.8 million a year earlier. In Q2, average revenue per user (ARPU) was INR554 compared with INR568 in the previous quarter, despite tariff reductions and stiff competition in the domestic long distance call market.

The EBITDA margin rose to 33.6% from 29.6% a year earlier, reflecting the improved operating performance of the Group’s newer operations and better cost control in all operations.

Hong Kong and Macau

•	Turnover of HK$3,263 million

•	EBITDA of HK$680 million

On a combined basis, turnover from Hong Kong represented 30.4% of Group turnover.

Hutchison Telecom has completed the privatisation of HGCH. Holders of over 99% of HGCH shares not held by the Group elected to swap HGCH shares for Hutchison Telecom shares. This will result in a dilution of Hutchison Telecom’s issued share capital of 5.3%.

Hong Kong and Macau mobile

•	Customer base increased 5.3% to 2.2 million

•	3G customers surged 272% to 351,000, representing 15.8% of total Hong Kong customer base

•	Turnover increased 5.5% to HK$1,845 million

•	EBITDA increased by 7.6% to HK$380 million

Hutchison Telecom continued to be the largest operator in Hong Kong in terms of the number of mobile customers. 3G customers now represent approximately 15.8% of the total customer base and we expect this trend to continue with the introduction of our prepaid 3G cards in May 2005.

We continued to see an increase in turnover due to strong growth of the 3G customer base. Our 3G customers have higher ARPU. We, like the rest of the market, are seeing signs of pressure on 2G revenues as a result.

The rise in EBITDA was driven mainly by higher revenue and cost-saving initiatives announced in early 2005. EBITDA margin for the period also increased to 20.6%, compared with 20.2% in the same period last year.

Hong Kong fixed line

•	Turnover increased 15.5% to HK$1,418 million

•	EBITDA decreased 12.5% to HK$300 million

The Group, through Hutchison Global Communications Limited (“HGC”), operates one of the largest fibre-optic building-to-the-building telecommunications network in Hong Kong. We have 274,000 residential voice subscribed lines and 194,000 residential broadband subscribed lines.

The increase in turnover was mainly driven by growth in international and local voices services, local data services and residential broadband services. EBITDA decreased 12.5% to HK$300 million, mainly due to one-off items affecting 2004 and 2005 results.

To accelerate the growth potential of services business in Hong Kong, Alcatel and HGC have signed a business agreement in which HGC agrees to transfer to Alcatel certain of its engineering and operations services that support HGC’s telecommunications network in Hong Kong. The co-operation will enable HGC to focus on new market opportunities and to reinforce the Group’s leading position in Hong Kong.

Israel

•	Customer base increased 9.4% to 2.4 million

•	Turnover increased marginally to NIS2,511.3 million (about HK$4,300 million)

•	EBITDA grew 5% to NIS420.8 million (about HK$720 million)

On April 20, the Group’s stake in Partner increased to 52.2% as a result of Partner’s share buyback, making it a subsidiary of the Group.

Customer base rose 9.4% to 2.4 million, demonstrating Partner’s ability to continue to grow its business in a highly competitive market.

Thailand

•	Customer base increased 27.6% to 676,000

•	Turnover decreased 7.9% to HK$556 million

•	LBITDA narrowed by a significant 29% to HK$76 million

Prepaid customers represented 51.5% of the total customer base, up from 19.1% a year earlier. The fall in turnover was due mainly to the increase in the proportion of prepaid customers, who typically have significantly lower average revenue per user.

Losses narrowed significantly to HK$76 million due mainly to cost-saving initiatives and the reduction in customer acquisition costs.

Other markets including Sri Lanka, Ghana, Paraguay and Corporate Office

•	Combined customer base increased 103.4% to 332,000

•	Turnover increased 18.5% to HK$128 million

•	LBITDA was HK$81 million, compared to HK$4 million in the same period last year

For further information, please contact:

Mickey Shiu

Hutchison Telecom

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom or the Group) is a leading global provider of telecommunication services.

The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and mobile services in Macau, India, Israel, Thailand, Sri Lanka and Ghana. It has plans to commence service in Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information about Hutchison Telecom, see www.htil.com.

Disclaimer:

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non GAAP measures provides consistency in our financial reporting.

Forward-looking statements:

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

The Group’s operations in Sri Lanka, Ghana and Paraguay contributed to the success of the business. The increased turnover reflected the growth in customer base, especially through customer acquisition in Sri Lanka.

The sale of our operations in Paraguay was completed in July.

Indonesia

In July 2005, the Group completed its acquisition of 60% of PT Cyber Access Communications, being renamed PT Hutchison CP Telecommunications (“HCPT” or “Hutchison Telecom Indonesia”). HCPT is one of only two mobile operators in Indonesia that holds a combined nationwide 2G and 3G mobile telecommunications licence. The Group completed the acquisition for US$120 million in July and has brought in management team members to begin the next phase of investment and construction of a world-class network. Mr Laurentius Bulters, the former director of operations at PT Telkomsel in Indonesia, has been appointed as Chief Executive Officer of HCPT.

Vietnam

Hutchison Telecommunications (Vietnam) S.à r. l. (“HTV” or “Hutchison Telecom Vietnam”), a wholly owned subsidiary of the Company and Hanoi Telecommunications Joint Stock Company in February received a 15-year investment licence from the Ministry of Planning and Investment of Vietnam to permit them to engage in business co-operation. Nortel has commenced building a nationwide CDMA2000-based mobile telecommunications network under a turnkey contract. Mr Matthew Lam, who was the project development director at Hutchison Telecom, has been appointed as the Chief Executive Officer of HTV.

New accounting standards

In 2005, the Group changed certain accounting policies after adopting new revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (the “new HKFRS”). This change is in accordance with the Hong Kong Institute of Certified Public Accountants’ policy of pursuing full convergence with International Financial Reporting Standards and interpretations established by the International Accounting Standards Board.

The adoption of the new HKFRS from 1 January 2005 resulted in decrease of HK$24 million in the profit attributable to equity holders for the six months ended 30 June 2005 and a decrease of HK$149 million in opening reserves at 1 January 2005.

Outlook

Whilst we continue to operate in competitive markets we remain optimistic about the second half.

Customer growth in the first half has been in line with our expectations and, in the absence of any factors affecting the growth of the India market, we would expect to see a similar trend in the second half.

Despite continuing competition, ARPUs in most of our markets have remained consistent. We are positioning all our businesses for intensified competition in the second half.

Underlying turnover growth performed in line with our expectations in the first six months and we see no reason to change our view on double-digit underlying Group turnover growth in 2005.

We expect to see EBITDA margins continuing to improve as turnover grows and with the continuing focus on cost control.

We expect to accelerate our capital spending in the second half. Expenditure plans made in the first half are likely to come through in the second half, resulting in capital expenditure significantly higher than in the first half. For the full year, we anticipate capital expenditure to remain between HK$6.0 and HK$7.0 billion (including Partner, which was previously excluded).

- End –

KEY PERFORMANCE INDICATORS

Customer Base	Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004
Country	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,226	1,316	910	2,204	1,291	913	2,195	1,270	925	2,176	1,248	928	2,113	1,233	880
India	8,441	2,364	6,077	7,798	2,265	5,533	7,159	2,135	5,024	6,351	1,797	4,554	5,751	1,479	4,272
Israel	2,409	1,690	719	2,372	1,666	706	2,340	1,640	700	2,269	1,576	693	2,202	1,524	678
Thailand	676	329	348	662	344	318	615	362	253	585	407	178	530	429	101
Others	332			293			244			205			163
GROUP MOBILE TOTAL	14,084			13,328			12,553			11,586			10,759

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a SIM or USIM that can access to the network for any purpose, including voice, data or video services
(2)	Postpaid customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid customer is defined as prepaid SIM cards that have not been used up or expired at period end.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter
(6)	Others currently comprise Ghana, Paraguay and Sri Lanka
(7)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G services.

ARPU[1]	Currency	Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004
Country		Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	154	209	31	145	199	31	156	210	40	151	205	36	152	207	36
India	INR	554	1,150	316	568	1,178	313	589	1,247	318	583	1,293	318	591	1,408	328
Israel	NIS	157			157			167			176			171
Thailand	THB	690	1,011	293	745	1,155	260	876	1,187	313	927	1,116	334	1,137	1,246	331
Others	USD	9.17			9.36			10.68			12.39			13.47

Notes:

(1)	ARPU is calculated as the total service revenues during the period divided by the weighted average number of activated customers in the period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (i) Customers - the quarterly KPI s uses “weighted” average subscribers whereas the Prospectus uses “simple” average; and (ii) Period - the quarterly KPIs use three month average data whereas the Prospectus used 12 or 6 month average data.
(3)	Service revenues are defined as the direct recurring service revenues plus roaming revenues
(4)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G Services.
(5)	Others include Ghana, Paraguay and Sri Lanka

MOU[1]	Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	423	593	46	394	558	45	407	573	50	396	558	51	377	535	46
India	351	654	230	342	629	222	337	625	219	334	662	211	343	731	218
Israel	296			289			288			291			283
Thailand	341	468	212	381	513	223	422	524	238	441	513	278	593	658	318
Others	140			157			179			184			178

Notes:

(1)	Minutes of Use - are the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of postpaid/prepaid activated customers for the period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (i) Customers - the quarterly KPIs uses “weighted” average subscribers whereas the Prospectus uses “simple” average; and (ii) Period - the quarterly KPIs use three month average data whereas the Prospectus used 12 or 6 month average data.
(3)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G services.
(4)	Others currently comprise Ghana, Paraguay and Sri Lanka

Churn[1]	Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.1%	2.0%	7.0%	4.3%	2.1%	7.3%	4.5%	2.5%	7.3%	4.6%	2.8%	7.2%	4.8%	2.7%	7.9
India	6.1%	5.1%	6.5%	6.5%	5.8%	6.8%	8.1%	5.8%	9.1%	8.0%	5.5%	9.0%	7.8%	5.5%	8.6%
Israel	1.2%			1.3%			1.0%			0.9%			1.1%
Thailand	7.9%	4.4%	11.7%	7.9%	5.2%	11.3%	7.4%	6.7%	9.0%	n.m.	n.m.	7.8%	2.1%	1.8%	3.5%
Others	2.7%			2.4%			4.2%			2.4%			3.3%

Notes:

(1)	Churn % represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the subscriber numbers at the beginning of such period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (i) Customers - the quarterly KPIs uses “weighted” average subscribers whereas the Prospectus uses “simple” average; and (ii) Period - the quarterly KPIs use three month average data whereas the Prospectus used 12 or 6 month average data.
(3)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G services.
(4)	Others currently comprise Ghana, Paraguay and Sri Lanka

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED 30 JUNE

	As restated 2004		Unaudited 2005		Unaudited 2005
	HK$ millions		HK$ millions		US$ millions
Company and subsidiary companies
Turnover		6,891		10,757		1,384
Cost of inventories sold		821		1,094		141
Staff costs		704		979		126
Depreciation and amortisation		1,436		1,905		245
Other operating expenses		3,834		5,853		753

		96		926		119
Share of results of associated companies		159		88		11

Operating profit before disposal of investments and others		255		1,014		130
Profit (loss) on disposal of investments and others		1,300		(295)		(37)

Operating profit		1,555		719		93
Interest and other finance costs, net		433		612		79

Profit before taxation		1,122		107		14
Current taxation charge		44		106		14
Deferred taxation charge		192		212		27

Profit (loss) for the period		886		(211)		(27)

Attributable to:
Equity holders of the Company		793		(352)		(45)
Minority interest		93		141		18

		886		(211)		(27)

Dividends		—		—		—

Earnings (loss) per share for profit (loss) attributable to the equity holders of the Company during the period:
- basic	HK$	0.18	HK$	(0.08)	US$	(0.01)

- diluted	HK$	0.18	HK$	(0.08)	US$	(0.01)

CONSOLIDATED BALANCE SHEET

	As restated 31 December 2004	Unaudited 30 June 2005	Unaudited 30 June 2005
	HK$ millions	HK$ millions	US$ millions
ASSETS
Current assets
Cash and cash equivalents	2,102	2,898	373
Restricted cash	10	—	—
Other current assets	4,211	5,476	705
Non-current assets held for sale	—	315	41

Total current assets	6,323	8,689	1,119

Non-current assets
Fixed assets	20,228	23,390	3,011
Other non-current assets	4,449	6,963	896
Goodwill	5,988	6,426	827
Other intangible assets	—	3,785	487
Deferred tax assets	847	1,327	171
Associated companies	1,893	3	—
Long-term deposits	79	72	9

Total non-current assets	33,484	41,966	5,401

Total assets	39,807	50,655	6,520

LIABILITIES

Current liabilities
Bank loans	12,386	13,635	1,755
Other loans	1,316	574	74
Debentures	247	—	—
Other current liabilities	6,745	8,489	1,093

Total current liabilities	20,694	22,698	2,922

Non-current liabilities
Long-term loans	3,606	8,396	1,081
Deferred tax liabilities	148	333	43
Other long-term liabilities	205	261	33

Total non-current liabilities	3,959	8,990	1,157

Total liabilities	24,653	31,688	4,079

EQUITY

Capital and reserves attributable to equity holders of the Company
Share capital	1,125	1,125	145
Reserves	13,013	14,272	1,837

	14,138	15,397	1,982
Minority interest	1,016	3,570	459

Total equity	15,154	18,967	2,441

Total equity and liabilities	39,807	50,655	6,520

Net current liabilities	14,371	14,009	1,803

Total assets less current liabilities	19,113	27,957	3,598

Exhibit 1.4

News Release

HUTCHISON TELECOM IN DISCUSSIONS

ON EXPANSION OPPORTUNITIES IN INDIA

HONG KONG, 3 August 2005 - Hutchison Telecommunication International Limited (“Hutchison Telecom”, “the Company”: SEHK:2332, NYSE: HTX) today announced that it and Essar Teleholdings Limited (“Essar”) are in discussions regarding possible expansion opportunities in India.

The parties have been exploring ways for Hutchison Max Telecom Limited (“HMTL”), their joint venture in India, to acquire the operating subsidiaries of BPL Communications Limited being BPL Mobile, which operates in Mumbai, and BPL Cellular, which operates in Maharashtra, Tamil Nadu and Kerala.

In addition, the parties are in advanced discussions for HMTL to acquire Essar Spacetel Limited, which has applied for seven new licences. The licences are for Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam and, Jammu and Kashmir.

No definitive agreements have been entered into regarding the above, which if reached, are expected to be subject to applicable regulatory approvals.

– End –

For further information, please contact:

Mickey Shiu

Hutchison Telecom

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom or the Group) is a leading global provider of telecommunication services.

The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and mobile services in Macau, India, Israel, Thailand, Sri Lanka and Ghana. It has plans to commence service in Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. See www.htil.com.

Exhibit 1.5

News Release

HUTCHISON TELECOM ANNOUNCES APPOINTMENT OF DIRECTOR

AND MANAGEMENT CHANGE OF HONG KONG OPERATIONS

HONG KONG, 3 August 2005 - Hutchison Telecommunication International Limited (‘Hutchison Telecom’, ‘the Company’; SEHK: 2332, NYSE: HTX) today announced management appointments to further drive development of its mobile business in high-growth emerging markets and to extend its market leadership position in Hong Kong.

Agnes Nardi will be appointed to the Hutchison Telecom board of directors as an Executive Director. She joins the Company from Hutchison Telecom Hong Kong (‘HTHK’) where she was Managing Director of the mobile business.

Peter Wong, Chief Executive Officer of the Company’s Hong Kong fixed line business, Hutchison Global Communications (‘HGC’), will assume the additional responsibility of CEO of HTHK.

The appointments take place with immediate effect.

Dennis Lui, Chief Executive Officer of Hutchison Telecom, said: “I am delighted that Agnes and Peter will bring their considerable talent, experience and energy to continue the drive to develop our business as the leading provider of telecommunication services in Asia and other developing markets.”

Under Ms Nardi’s leadership, HTHK successfully pioneered third generation mobile services in Hong Kong. Her experience in driving HTHK’s impressive growth in highly competitive markets has given her the expertise and perspective to achieve results in other markets that have similar intense competition and regulatory challenges.

“Agnes will provide valuable contribution to our growth strategy, helping us to deliver growth from new markets like Vietnam and Indonesia and from further investment in existing markets. With her experience in building and maintaining leading positions in highly competitive markets as well as success at introducing innovation it will add an invaluable contribution to our emerging businesses,” he added.

As CEO of HGC, Mr Wong successfully saw HGC grow into a leading fixed telecommunications services provider. Under his leadership, HGC completed its network rollout and now owns and operates the largest fibre-to-the-building network in Hong Kong.

“With the privatisation of HGCH, we have the opportunity to realise greater operational synergies between our mobile and fixed telecommunications businesses in Hong Kong. In bringing both businesses under Peter’s leadership, we are best positioned to do this. I am confident that his deep knowledge and understanding of the Hong Kong market and his passion for business excellence will further enhance our leadership positions with more innovative services for our customers,” Mr Lui said.

–End–

For further information, please contact:

Mickey Shiu

Hutchison Telecom

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom or the Group) is a leading global provider of telecommunication services.

The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and mobile services in Macau, India, Israel, Thailand, Sri Lanka and Ghana. It has plans to commence service in Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information about HTIL, see www.htil.com.

Hutchison Global Communications Limited

Hutchison Global Communications Limited (HGC) owns the largest fibre-to-the-building telecommunications network in Hong Kong. Since its establishment in 1995, it has been fully committed to building its own network infrastructure. With the scalability of its global bandwidth capacities and direct links to networks in Mainland China, HGC provides instant connectivity around the world, including Asia, North America and Europe.

Riding on HGC’s advanced fibre-optic technology, customers enjoy leading-edge services such as Ethernet symmetrical broadband access, corporate data transmission solutions, International Private Leased Circuit services, Internet Protocol Transit services and quality local and overseas call services. Building on its leading presence in Hong Kong, HGC is also establishing a strategic foothold in the global marketplace. HGC is a member of the Hutchison Telecommunications Group of companies. Hutchison Telecommunications International Limited is a leading listed telecommunications operator (SEHK:2332 NYSE:HTX) dedicated to providing superior telecommunications services globally in markets with high growth potential. For more information about HGC, see www.hgc.com.hk

Hutchison Telecommunications (Hong Kong) Limited

Hutchison Telecommunications (Hong Kong) Limited (HTHK) is currently the largest mobile operator in Hong Kong. Since 1983, it has always been a pioneer in the development of mobile communications in Hong Kong deploying multiple mobile technologies including 1G AMPS/ TACS, 2G GSM/ CDMA/ PCS, and 2.5G GPRS/ IS95B mobile communications in Hong Kong.

HTHK is committed to providing high quality mobile services, telecom retail services and call centre services in Hong Kong and Macau, as well as mobile communications consultancy services in Mainland China. Its subsidiary - Hutchison 3G HK - is the first operator in Hong Kong to roll out world-class 3G service under the “3” brand, leading HTHK’s technical and service excellence into the 3G era.

HTHK is a subsidiary of the Hutchison Telecommunications Group of companies. Hutchison Telecommunications International Limited is a leading listed telecommunications operator (SEHK: 2332 NYSE: HTX) dedicated to providing superior telecommunications services globally in markets with high growth potential. For more information about HTHK, see www.three.com.hk.

Exhibit 1.6

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

The Board is pleased to announce that Ms. Nardi, Kar Wai Agnes has been appointed as an Executive Director of the Company with effect from 4 August 2005.

The Board also announces the expiry of the HTI Call Option, the ETH Put Option and the UMT Call Option on 30 June 2005.

Appointment of Executive Director

The Board of Directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”) is pleased to announce that Ms. Nardi, Kar Wai Agnes (“Ms. Nardi”) has been appointed as an Executive Director of the Company with effect from 4 August 2005.

Ms. Nardi, aged 49, joins the Company from Hutchison Telecommunications (Hong Kong) Limited (“HTHK”) where she has been Managing Director since 2000. She also holds directorships in certain companies controlled by the Company or by Hutchison Whampoa Limited (“HWL”), a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”). Under Ms. Nardi’s leadership, HTHK has successfully pioneered third generation mobile services in Hong Kong. Ms. Nardi holds a Bachelor degree in Social Sciences from The University of Hong Kong and is, amongst others, a Fellow Member of the Association of Chartered Certified Accountants and a CPA Accountant of CPA Australia. Ms. Nardi has over 10 years of experience in the telecommunications industry.

Save as aforesaid, Ms. Nardi has not held any other positions with the Company or other members of the Company’s group nor held any directorships in other listed public companies in the last three years. Ms. Nardi does not have any relationships with any directors, senior management, substantial or controlling shareholders of the Company. As at today’s date, apart from 100,000 shares of the Company, Ms. Nardi does not have any other interests in the shares of the Company within the meaning of Part XV of the SFO.

Ms. Nardi’s appointment as an Executive Director of the Company is for an initial term ending on 4 August 2006 subject to her re-election as and when required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the articles of association of the Company and the continued approval of the Board. As an Executive Director of the Company, Ms. Nardi is entitled to an annual fee of US$35,000 (or a pro rata amount for the duration of her directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Executive Directors of the Company and benchmarked against the industry and prevailing market conditions.

There are no other matters that need to be brought to the attention of the shareholders of the Company.

Expiry of options

In compliance with the disclosure requirements under the Listing Rules, the Board also announces the HTI Call Option, the ETH Put Option and the UMT Call Option all expired unexercised on 30 June 2005 in accordance with the respective terms on which these options were granted and without involving payment of any amounts by way of penalty, damages or other compensation.

Terms and expressions used herein shall have the same meanings as ascribed to them in the prospectus issued by the Company dated 30 September 2004 for the global offering of its shares (the “Prospectus”).

As more fully described in the Prospectus, (i) HTI (1993), a subsidiary of HWL, was granted a call option (“HTI Call Option” which right and benefit were passed through to the Company pursuant to the ETH Pass Through Agreement) to acquire all of the equity ownership held by ETH in Indian Holdco (or Hutchison Max Telecom Limited) equal to the outstanding amount under the Essar Loans (“Option Shares”); (ii) ETH, a connected person of the Company, was granted a put option (“ETH Put Option”) to require HTI (1993) to acquire the Option Shares; and (iii) Usha Martin Telematics Limited, a subsidiary of the Company, was granted a call option (“UMT Call Option”) to acquire from ETH an additional stake in Indian Holdco.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Non-executive Directors:

Mr. LUI Pok Man, Dennis	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff

Independent Non-executive Directors:

Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 3 August 2005

Exhibit 1.7

Hutchison Telecommunications International Limited

(a company incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Unaudited results for the six months ended 30 June 2005 and Q2 Key Performance Indicators

FINANCIAL HIGHLIGHTS

	(Unaudited)				Changes
	2004 HK$’million		2005 HK$’million
Turnover		6,891		10,757	+56.1%
Operating profit before disposal of investments and others		255		1,014	+297.6%
Profit (loss) attributable to equity holders of the Company		793		(352)	-144.4%
Earnings (loss) per share	HK$	0.18	HK$	(0.08)	-144.4%
Adjusted loss per share*	HK$	(0.11)	HK$	(0.01)	+90.9%

*	excluding profit (loss) on disposal of investments and others

OPERATIONAL HIGHLIGHTS

•	Consolidated mobile customer base increased to 14.1 million

•	Turnover grew 56.1% in the first six months in 2005, compared to the first six months of 2004

•	Completion of the Group’s reorganisation of India in February 2005

•	Partner Communications Company Ltd. became a subsidiary in April 2005 following a buy back

•	Completion of privatisation of Hutchison Global Communications Holdings Limited expected in August 2005

•	Acquisition of PT Cyber Access Communications in Indonesia was completed in July 2005

•	In February 2005, investment licence to conduct a business cooperation to build, develop and operate a mobile network in Vietnam received

•	Sale of Paraguay’s operations in July 2005

CHAIRMAN’S STATEMENT

The Group continued to demonstrate the strength of underlying operations with strong revenue and profit growth. The Group’s underlying operating profit before disposal of investments and others increased by 297.6% to HK$1.0 billion supported by growth in our worldwide mobile customer base to 14.1 million. Loss attributable to equity holders of the Company was HK$352 million.

The Group also took steps in the first half to strengthen its operations through a number of key strategic initiatives that have seen us expand our operations into Indonesia and Vietnam.

We were satisfied with our progress in the key markets of India, Hong Kong and Israel and through our “Investing for Growth” programme are well positioned for the future.

New and Revised Accounting Standards

During 2005, the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRS”) which are effective for accounting periods commencing on or after 1 January 2005. The adoption of new HKFRS is in accordance with the HKICPA’s policy of pursuing its objective of full convergence with International Financial Reporting Standards (“IFRS”) and interpretations established by the International Accounting Standards Board (“IASB”).

The adoption of the new HKFRS from 1 January 2005 has resulted in a decrease in opening reserves as at 1 January 2005 by HK$149 million and a decrease in the profit attributable to equity holders of the Company for the six months ended 30 June 2005 by HK$24 million.

Dividends

The Company did not declare any dividends for the six months ended 30 June 2005.

Significant Transactions

The buy back of shares by Partner Communications Company Ltd. (“Partner”) in Israel lifted the Group’s interest to 52.2% from 42.9% resulting in the consolidation of Partner as a subsidiary for the first time in April 2005. This has a material impact on the presentation of the Group’s results increasing turnover by HK$2,116 million in the last three months in the first half of 2005.

The Group also announced a proposal to privatise, by way of a scheme of arrangement (“Scheme”), Hutchison Global Communications Holdings Limited (“HGCH”), the Group’s Hong Kong fixed line business. The Supreme Court of Bermuda sanctioned the Scheme on 8 July 2005 and the Scheme became effective on 15 July 2005.

Holders of over 99% of HGCH shares not held by the Group, elected (or were deemed to have elected) to receive shares in the Company as the consideration for the cancellation of their HGCH shares. This, together with those who elected cash and the consideration under an offer made on behalf of the Company in relation to previously outstanding share options of HGCH, will result in a total of HK$475.1 million of cash drawn from the Group’s debt facilities, approximately 253 million new shares (representing 5.3% of the Company’s enlarged issued share capital and 5.6% of the Company’s pre-privatisation issued share capital) being issued by the Company, and approximately 60 million existing shares in the Company originally held by the Hutchison Whampoa Limited group being transferred to certain previous HGCH shareholders and optionholders.

Results

Group Review

The Group’s turnover increased to HK$10,757 million in the first six months in 2005, an increase of 56.1% from HK$6,891 million in the same period last year. Excluding the impact of the consolidation of Partner, the turnover growth was 25.4%.

A key contributor to the underlying growth in turnover was the 30.9% increase in the Group’s mobile customer base, which increased to 14.1 million as at 30 June 2005. This compared to 10.8 million as at 30 June 2004 and 12.6 million as at 31 December 2004.

The consolidation of Partner resulted in Israel representing 19.7% of group turnover, whilst turnover from India represented 43.5%, Hong Kong and Macau accounted for 30.4% - of which mobile operations represented 17.2% and fixed line operations represented 13.2%, and Thailand represented 5.2%.

Turnover for mobile telecommunications services accounted for 85.5% of group turnover, fixed telecommunications and other services accounted for 13.2% and the balance of 1.3% representing telecommunications products (such as handsets and accessories).

Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”1) increased by 84.8% to HK$2,831 million. The EBITDA margin was 26.3% in the first half of 2005 compared to 22.2% for the same period in 2004. Excluding Partner as a subsidiary in 2005, the EBITDA margin increased to 24.3% from 2004 EBITDA.

Operating profit before disposal of investments and others increased from HK$255 million in the first six months in 2004 to HK$1,014 million in the first six months in 2005, a 297.6% increase. The Group recorded strong operating results from operations in India and Israel, and a further reduction in operating loss from Thailand were the main contributors to this growth.

The Group recorded a net loss on disposal of investments and others of HK$295 million in the first six months in 2005. The net loss arose from the provision for shareholders loans and other expenses of approximately HK$344 million, which was offset by the profit on partial disposal of a subsidiary company of approximately HK$49 million that resulted in operating profit for the period of HK$719 million. In the first six months in 2004, the Group recorded a gain of HK$1,300 million by way of a share placement on partial disposal of a subsidiary company.

1	Operating profit before disposal of investments and others for the Company and subsidiary companies plus depreciation and amortisation

The Group’s interest and other finance costs, net of interest income, increased to HK$612 million from HK$433 million, primarily due to higher level of debt used to finance the expansion of the Group’s operations together with the consolidation of net debt from Partner for the first time.

The Group’s current taxation charge increased to HK$106 million from HK$44 million. The current taxation charge was mainly resulting from the application of the tax loss carry-forward rules in India. The increase was attributable to increased taxable income as a result of strong operating results in India operations.

The Group’s deferred taxation charge increased to HK$212 million from HK$192 million.

Profit for the period decreased from HK$886 million to a loss for the period of HK$211 million. Loss attributable to equity holders of the Company in the first six months in 2005 was HK$352 million or HK$0.08 loss per share. Excluding the profit or loss on disposal of investments and others, interim adjusted loss per share in the first six months in 2005 was HK$0.01 compared to adjusted loss per share of HK$0.11 in the same period last year.

The Group has further strengthened its competitive positions within its markets through continued investment. Overall, capital expenditure in the first six months in 2005 totalled HK$1,936 million, down by 12.4% from HK$2,209 million in the same period last year.

Net cash generated from operating activities increased to HK$2,310 million compared with HK$1,100 million in the first half of 2004. Cash outflow from investing activities was HK$1,737 million, an increase of HK$260 million from the first half of 2004. Cash flow from financing activities was HK$223 million in the first half of 2005, compared to HK$720 million in the same period for 2004.

The net debt at the end of June 2005 was HK$19,707 million, 57.9% higher than HK$12,484 million as at 30 June 2004 and 27.5% higher than HK$15,457 million as at 31 December 2004. Excluding Partner net debt of HK$5,018 million, net debt reduced to HK$14,689 million as at 30 June 2005 due primarily to an increase in cash balances at the fixed line business in Hong Kong and the cash receipt of approximately HK$476 million from the exercise by Essar Teleholdings Limited of an option over shares in India.

Operations Review

India

Growth in the Group’s India business remains healthy despite continued competition in the market and some downward pressure on pricing. Turnover increased 46.5% and EBITDA margin improved to 33.6% in the first six months in 2005.

As at 30 June 2005, the Group’s customer base in India had risen to 8.4 million, an increase of 8.2% on the previous quarter and 46.8% higher than the customer base as at 30 June 2004. The postpaid customer base represents 28.0% of the total customer base, compared to 29.0% in the previous quarter and 25.7% as at 30 June 2004. This reflects the increasing prepaid customer base as the India operations continue to invest in deeper coverage within its licence areas.

Average Revenue Per User, (“ARPU”) reduction has been modest in the first half despite some tariff reductions and stiff competition in domestic long distance occurring within the period. Blended ARPU in the second quarter of 2005 was INR554 compared to INR568 in the previous quarter, a decrease of 2.5% and 6.3% lower from the same quarter in 2004. Postpaid ARPU was INR1,150, compared to INR1,178 in the previous quarter reflecting competition mainly in the corporate segment of the market. Postpaid ARPU was 18.3% lower than in the same quarter last year at INR1,408 principally reflecting the expansion of the postpaid base over the period. Prepaid ARPU has remained stable at INR316, compared to INR313 in the previous quarter and INR328 in the same quarter in 2004 mainly due to increased usage in the new circles that only launched commercial services late last year, and improvements in overall customer activity offsetting any tariff reduction during the period.

Reflecting the growth in the Group’s customer base, turnover increased by 46.5% to HK$4,694 million as compared to HK$3,202 million in the same period last year.

EBITDA increased to HK$1,579 million, an increase of 66.7% from HK$947 million in the same period last year. The EBITDA margin increased to 33.6%, an increase from 29.6% in the same period last year due to the improved performance in the Uttar Pradesh East, Rajasthan and Haryana, and in the southern areas, in particular Andhra Pradesh and Karnataka. The improving margin not only reflects the better operating performance in newer operations but also that operating costs remain well under control in all operations.

Operating profit before disposal of investments and others increased by 119.6% to HK$1,208 million compared to HK$550 million in the same period last year. This was affected by a change in depreciation and amortisation of HK$175 million due to the revision of fixed asset useful lives from 9.67 years to 15 years from 1 January 2005.

Capital expenditure was HK$853 million in the first six months of 2005, which was 22.1% lower than HK$1,095 million in the same period last year, due mainly to the timing of investment in network coverage.

Hong Kong and Macau (Mobile and Fixed Line Businesses)

Turnover from the Group’s fixed and mobile businesses in Hong Kong and Macau was HK$3,263 million in the first six months in 2005, representing 30.4% of group turnover.

The EBITDA contribution from Hong Kong and Macau was HK$680 million in the first six months in 2005.

Mobile Operations

The Group’s mobile business in Hong Kong maintained its position as the largest operator by customers and the leading 3G operator in Hong Kong.

As at 30 June 2005, the Group’s mobile customer base in Hong Kong and Macau exceeded 2.2 million, constant compared to previous quarter and 5.3% higher than at 30 June 2004. The Group’s 3G customers in Hong Kong have climbed to approximately 351,000 compared to the customer base of approximately 94,000 as at 30 June 2004. 3G customers now represent approximately 15.8% of the total customer base in Hong Kong and Macau and we expect this trend to continue with the introduction of 3G prepaid services in May 2005.

Blended ARPU in the second quarter of 2005 was HK$154, an increase of 6.2% compared to HK$145 in the previous quarter and HK$152 in the same quarter in 2004. This was mainly due to the significant growth of the 3G customer base with higher ARPU’s associated with 3G services. The benefit of higher 3G ARPU’s was partly offset by the ARPU reductions for 2G services, which are being seen across the market in response to the ongoing competitive pressure. Postpaid ARPU was HK$209 compared to HK$199 in the previous quarter reflecting seasonal factors and HK$207 in the same quarter in 2004. Prepaid ARPU was HK$31, which was in line with the previous quarter and 13.9% lower than in the same quarter in 2004 due mainly to tariff reductions for 2G services resulting from price competition.

Turnover continued to increase by 5.5% to HK$1,845 million, compared to HK$1,749 million in the same period last year, mainly contributed by significant growth of the 3G customer base with higher ARPU offset by a reduction in the 2G customer base. The increased turnover was also partly contributed by the increased roaming revenue in the period. This is the sixth consecutive quarter of increasing turnover for the Group’s mobile operations in Hong Kong and Macau.

EBITDA in the first six months in 2005 increased by 7.6% to HK$380 million, compared to HK$353 million in the same period last year mainly driven by higher revenue as well as the various costs saving initiatives announced in early 2005. The EBITDA margin for the first half 2005 increased to 20.6%, compared to 20.2% in the same period last year.

The operating loss in the first six months in 2005 was HK$153 million, compared to an operating profit of HK$11 million in the same period last year. This was because of higher depreciation expense from our 3G rollout and an increase in the amortisation of customer acquisition costs due to a higher customer acquisition rate in the first half of 2005 when compared to the same period in 2004.

Capital expenditure fell to HK$140 million in the first six months in 2005, compared to HK$323 million in the same period last year, reflecting the completion of the initial investment in building the basic infrastructure of a territory wide 3G network. As at 30 June 2005 we had over 1,400 3G cell sites giving us 99.0% population coverage, which is more than any other 3G network in Hong Kong.

In June 2005, we merged the Group’s Hong Kong 3G and 2G businesses under Hutchison Telephone Company Limited for the purposes of enhancing the Group’s operational efficiency.

Fixed line Operations

The Group’s fixed line business is one of the largest fixed line telecommunications operators in Hong Kong. It owns and operates one of the largest fibre-optic building-to-building telecommunications network in Hong Kong.

As of 30 June 2005, the Group’s fixed line business had approximately 274,000 residential voice subscribed lines and 194,000 residential broadband subscribed lines and grew by 22.0% and 32.6% respectively when compared to 30 June 2004. This was in spite of the intense competition and severe price reduction in the market.

Turnover increased by 15.5% to HK$1,418 million, compared to HK$1,228 million in the same period last year, which was mainly driven by growth in international and local voice services, international and local data services, as well as residential broadband services. The international voice revenue reported a strong growth over the same period last year, mainly driven by demand in both wholesale and retail sectors, partly resulting from the launch of the IDD 0088 programme during the period. In addition, despite the keen competition and price pressure in the market, the turnover growth in international and local data services was achieved through penetrating the carriers, corporate and regional markets. Local voice and residential broadband customers grew steadily during the period providing a stable stream of revenue source.

EBITDA in the first six months in 2005 decreased by 12.5% to HK$300 million, compared to HK$343 million in the same period last year. This was due mainly to a one-off adjustment arising from the acquisition of a controlling interest in Vanda and Powercom in the first half of 2004, the additional cost from a change in the accounting estimate of the useful life for prepaid network costs in the first half of 2005 and a more difficult trading environment for the IT Solutions business.

After depreciation and amortisation of HK$255 million, in line with HK$235 million in the same period last year, operating profit in the first six months in 2005 was HK$45 million, compared to an operating profit of HK$108 million in the same period last year.

Capital expenditure fell to HK$166 million in the first six months of 2005, compared to HK$396 million in the same period last year. The decline in capital expenditure was due to the completion of the core network infrastructure, which has reached beyond 1.2 million households.

Israel

The increase in the Group’s share of Partner’s net assets at fair value, attributable to the pre-existing shareholding, amounted to HK$1,707 million. This amount has been credited to revaluation reserve. The additional 9.3% shareholding resulted in goodwill of HK$365 million. Goodwill arising from the acquisition of Partner in prior years, amounting to HK$464 million, has been transferred from the carrying value of associated companies to goodwill.

Accordingly, in the first three months in 2005, Partner was accounted for as an associated company up to the date of deemed acquisition in April 2005 and as a subsidiary company for the three months after the deemed acquisition. Thus, in the first three months in 2005, Partner’s contribution to operating profit was HK$88 million in the capacity of an associated company and HK$317 million as a subsidiary company of the Group. When compared to HK$161 million in the first six months in 2004 when it was accounted for as an associated company of the Group, Partner’s contribution to the Group’s operating profit has increased to HK$405 million in the first six months of 2005.

As at 30 June 2005, Partner’s customer base had risen to 2.4 million, an increase of 1.6% on the previous quarter and 9.4% higher than the customer base as at 30 June 2004, demonstrating Partner’s ability to continue to grow its business in a highly competitive market. Partner’s 3G network was launched towards the end of 2004. The 3G customer base has been growing steadily since, and has grown to over 35,000 customers as at 30 June 2005. The 3G network rollout has continued at pace and already covers more than 90% of the population of Israel.

Blended ARPU in the second quarter was NIS157, constant compared to previous quarter and decreased by 8.2% compared to the same quarter last year, mainly due to the mandated reduction in interconnection tariffs from 1 March 2005, which reduced interconnection rates by 29% and offset by the growth of 3G customer base with higher tariff associated with 3G services.

Partner’s turnover in the first six months in 2005 was NIS2,511.3 million, marginally increased as compared with NIS2,473.2 million in the same period last year.

EBITDA increased in the first six months in 2005 to NIS821.4 million, representing an increase of 6.7% from NIS769.5 million in the same period last year.

In light of the reduction in interconnection tariffs directed by the regulator during the period, Partner has performed strongly during the first half of 2005. Net debt grew to HK$5,018 million as at 30 June 2005 due mainly to the new notes which were used for the share buy back and other operational initiatives.

Thailand

The Group’s Thailand operation is the only operator in Thailand operating on a high speed CDMA2000 1X network.

As at 30 June 2005, the Group’s customer base in Thailand was 676,000, an increase of 2.1% on the previous quarter and 27.6% higher than the customer base as at 30 June 2004. The prepaid customer base now represents 51.5% of the total customer base, compared to 48.0% in the previous quarter and 19.1% as at 30 June 2004.

Blended ARPU in the second quarter of 2005 was THB690, compared to THB745 in the previous quarter, and THB1,137 from the same quarter in 2004, mainly attributable to the change in mix from primarily postpaid customers, with typically higher ARPU, to prepaid customers. Postpaid ARPU was THB1,011, compared to THB1,155 in the previous quarter and THB1,246 in the same quarter in 2004. Prepaid ARPU was THB293, compared to THB260 in the previous quarter and THB331 in the same quarter in 2004.

Despite the increase in customer base, turnover was down by 7.9% to HK$556 million in the first six months in 2005 compared to HK$604 million in the same period last year, due mainly to replacement of postpaid customers with an increase in prepaid customers.

A number of initiatives have taken place during the first half to control the operating costs, such as the outsourcing of the IT and network operations. In the first six months in 2005, LBITDA improved by 29.0% to HK$76 million, compared to HK$107 million in the same period last year, due mainly to various cost saving initiatives implemented during the period, offset by a charge in respect of derivatives and a change in the customer acquisition cost capitalisation as a result of the change in business dynamics. During the first half, Thailand stopped capitalising customer acquisition costs such that acquisition costs capitalised in the first half of 2005 where HK$56 million compared to HK$226 million in the first half of 2004.

Operating losses decreased to HK$377 million in the first six months in 2005 as compared to HK$534 million in the same period last year. This is after taking a charge in respect of customer acquisition costs written off to conform to the revised policy of expensing all customer acquisition costs as they fall due in Thailand.

Capital expenditure fell to HK$168 million in the first six months in 2005, as compared to HK$351 million in the same period last year reflecting the completion of the principal network coverage.

Indonesia

In March 2005, the Group announced its proposed acquisition of 60% of PT Cyber Access Communications, being renamed PT Hutchison CP Telecommunications, in Indonesia. PT Hutchison CP Telecommunications is one of only two mobile operators in Indonesia that holds a combined nationwide 2G and 3G mobile telecommunications licence. The Group completed the acquisition for US$120 million in July and has brought in a Chief Executive Officer and other management team members to begin the next phase of the investment and construction of the network.

Vietnam

In February 2005, Hutchison Telecommunications (Vietnam) S.a.r.l. (“HTV”, a wholly owned subsidiary of the Company) and Hanoi Telecommunications Joint Stock Company received a 15 year investment licence from the Ministry of Planning and Investment of Vietnam to permit them to engage in their business cooperation. Nortel has commenced building a nationwide CDMA2000-based mobile telecommunications network under a turnkey contract.

There were no material transactions relating to Vietnam in the first half of 2005.

Others

Others include Sri Lanka, Ghana, Paraguay and Corporate Office.

As at 30 June 2005, the customer base of Sri Lanka, Ghana and Paraguay was approximately 332,000, an increase of 13.3% on the previous quarter and 103.4% higher than the customer base as at 30 June 2004. Blended ARPU in the second quarter of 2005 was US$9.17, comparable to US$9.36 in the previous quarter and US$13.47 in the same quarter in 2004.

Turnover increased by 18.5% to HK$128 million in the first six months in 2005, compared to HK$108 million in the same period last year, which was driven by customer acquisition in Sri Lanka.

LBITDA in the first six months in 2005 increased significantly to HK$81 million, compared to HK$4 million LBITDA in the same period last year, however this was mainly due to the Corporate Office expenses, including new head count and listed company related expenses.

Operating loss in the first six months in 2005 was HK$114 million, compared to an operating loss of HK$39 million in the same period last year.

Capital expenditure increased slightly to HK$50 million in the first six months in 2005 from HK$44 million in the same period last year reflecting the increased capital expenditure.

Recent Events

Since 30 June 2005, a number of important events affecting the Company and its subsidiaries have occurred.

Privatisation of HGCH

The Scheme was sanctioned without modification by the Supreme Court of Bermuda on 8 July 2005. The Scheme became effective on 15 July 2005 and the withdrawal of listing of HGCH shares on the Main Board of The Stock Exchange of Hong Kong Limited became effective on 18 July 2005. As a result of the privatisation, HGCH is a wholly owned subsidiary of the Company.

Sale of operations in Paraguay

The sale of the Group’s Paraguay mobile operations to Mexico’s América Móvil S.A. was completed in July 2005.

Acquisition of 60% of PT Cyber Access Communications

In July 2005, the Group completed the acquisition of a 60% interest in PT Cyber Access Communications, a company in Indonesia that holds a nationwide 2G and 3G licence.

Outlook

Whilst we continue to operate in competitive markets we remain optimistic about the second half.

Customer growth in the first half has been in line with our expectations and, in the absence of any factors affecting the growth of the India market, we would expect to see a similar trend in the second half.

Despite continuing competition, ARPUs in most of our markets have remained consistent. We are positioning all our businesses for intensified competition in the second half.

Underlying turnover growth performed in line with our expectations in the first six months and we see no reason to change our view on double-digit underlying Group turnover growth in 2005.

We expect to see EBITDA margins continuing to improve as turnover grows and with the continuing focus on cost control.

We expect to accelerate our capital spend in the second half. Expenditure plans made in the first half are likely to come through in the second half, resulting in capital expenditure significantly higher than in the first half. For the full year, we anticipate capital expenditure to remain between HK$6.0 and HK$7.0 billion (including Partner, which was previously excluded).

I would like to thank the Board of Directors and all the Group’s employees around the world for their hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 3 August 2005

KEY PERFORMANCE INDICATORS

Customer Base	Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004
	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid
Country	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)
Hong Kong (incl Macau)	2,226	1,316	910	2,204	1,291	913	2,195	1,270	925	2,176	1,248	928	2,113	1,233	880
India	8,441	2,364	6,077	7,798	2,265	5,533	7,159	2,135	5,024	6,351	1,797	4,554	5,751	1,479	4,272
Israel	2,409	1,690	719	2,372	1,666	706	2,340	1,640	700	2,269	1,576	693	2,202	1,524	678
Thailand	676	329	348	662	344	318	615	362	253	585	407	178	530	429	101
Others	332	X	X	293	X	X	244	X	X	205	X	X	163	X	X

Group Mobile Total	14,084			13,328			12,553			11,586			10,759

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a SIM or USIM that can access to the network for any purpose, including voice, data or video services.
(2)	Postpaid customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid customer is defined as prepaid SIM cards that have not been used up or expired at period end.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	Others currently comprise Ghana, Paraguay and Sri Lanka.
(7)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G services.

ARPU[1]		Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	154	209	31	145	199	31	156	210	40	151	205	36	152	207	36
India	INR	554	1,150	316	568	1,178	313	589	1,247	318	583	1,293	318	591	1,408	328
Israel	NIS	157	X	X	157	X	X	167	X	X	176	X	X	171	X	X
Thailand	THB	690	1,011	293	745	1,155	260	876	1,187	313	927	1,116	334	1,137	1,246	331
Others	USD	9.17	X	X	9.36	X	X	10.68	X	X	12.39	X	X	13.47	X	X

Notes:

(1)	ARPU is calculated as the total service revenues during the period divided by the weighted average number of activated customers in the period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects- (i) Customers - the quarterly KPIs uses “weighted” average subscribers whereas the Prospectus uses “simple” average; and (ii) Period - the quarterly KPIs use 3 month average data whereas the Prospectus used 12 or 6 month average data.
(3)	Service revenues are defined as the direct recurring service revenues plus roaming revenues.
(4)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G services.
(5)	Others currently comprise Ghana, Paraguay and Sri Lanka.

MOU[1]	Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	423	593	46	394	558	45	407	573	50	396	558	51	377	535	46
India	351	654	230	342	629	222	337	625	219	334	662	211	343	731	218
Israel	296	X	X	289	X	X	288	X	X	291	X	X	283	X	X
Thailand	341	468	212	381	513	223	422	524	238	441	513	278	593	658	318
Others	140	X	X	157	X	X	179	X	X	184	X	X	178	X	X

Notes:

(1)	Minutes of Use - are the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of postpaid/prepaid activated customers for the period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (i) Customers - the quarterly KPIs uses “weighted” average subscribers whereas the Prospectus uses “simple” average; and (ii) Period - the quarterly KPIs use 3 month average data whereas the Prospectus used 12 or 6 month average data.
(3)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G services.
(4)	Others currently comprise Ghana, Paraguay and Sri Lanka.

Churn[1]	Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.1%	2.0%	7.0%	4.3%	2.1%	7.3%	4.5%	2.5%	7.3%	4.6%	2.8%	7.2%	4.8%	2.7%	7.9%
India	6.1%	5.1%	6.5%	6.5%	5.8%	6.8%	8.1%	5.8%	9.1%	8.0%	5.5%	9.0%	7.8%	5.5%	8.6%
Israel	1.2%	X	X	1.3%	X	X	1.0%	X	X	0.9%	X	X	1.1%	X	X
Thailand	7.9%	4.4%	11.7%	7.9%	5.2%	11.3%	7.4%	6.7%	9.0%	n.m.	n.m.	7.8%	2.1%	1.8%	3.5%
Others	2.7%	X	X	2.4%	X	X	4.2%	X	X	2.4%	X	X	3.3%	X	X

Notes:

(1)	Churn % represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the subscriber numbers at the beginning of such period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (i) Customers - the quarterly KPIs uses “weighted” average subscribers whereas the Prospectus uses “simple” average; and (ii) Period - the quarterly KPIs use 3 month average data whereas the Prospectus used 12 or 6 month average data.
(3)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G services.
(4)	Others currently comprise Ghana, Paraguay and Sri Lanka.
(5)	n.m. indicates not meaningful.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June

	Note	As restated 2004 HK$ millions		Unaudited 2005 HK$ millions		Unaudited 2005 US$ millions
Company and subsidiary companies
Turnover	4, 5		6,891		10,757		1,384
Cost of inventories sold			821		1,094		141
Staff costs			704		979		126
Depreciation and amortisation	5		1,436		1,905		245
Other operating expenses			3,834		5,853		753

			96		926		119
Share of results of associated companies	6		159		88		11

Operating profit before disposal of investments and others			255		1,014		130
Profit (loss) on disposal of investments and others	7		1,300		(295)		(37)

Operating profit			1,555		719		93
Interest and other finance costs, net	8		433		612		79

Profit before taxation			1,122		107		14
Current taxation charge	9		44		106		14
Deferred taxation charge	9		192		212		27

Profit (loss) for the period			886		(211)		(27)

Attributable to:
Equity holders of the Company			793		(352)		(45)
Minority interest			93		141		18

			886		(211)		(27)

Dividends			—		—		—

Earnings (loss) per share for profit (loss) attributable to the equity holders of the Company during the period:	10
- basic		HK$	0.18	HK$	(0.08)	US$	(0.01)

- diluted		HK$	0.18	HK$	(0.08)	US$	(0.01)

CONSOLIDATED BALANCE SHEET
	Note	As restated 31 December 2004 HK$ millions		Unaudited 30 June 2005 HK$ millions		Unaudited 30 June 2005 US$ millions
ASSETS
Current assets
Cash and cash equivalents	11		2,102		2,898		373
Restricted cash	11		10		—		—
Other current assets	11		4,211		5,476		705
Non-current assets held for sale	7(b), 11		—		315		41

Total current assets			6,323		8,689		1,119

Non-current assets
Fixed assets			20,228		23,390		3,011
Other non-current assets			4,449		6,963		896
Goodwill			5,988		6,426		827
Other intangible assets			—		3,785		487
Deferred tax assets			847		1,327		171
Associated companies			1,893		3		—
Long-term deposits			79		72		9

Total non-current assets			33,484		41,966		5,401

Total assets			39,807		50,655		6,520

LIABILITIES
Current liabilities
Bank loans			12,386		13,635		1,755
Other loans			1,316		574		74
Debentures			247		—		—
Other current liabilities	12		6,745		8,489		1,093

Total current liabilities			20,694		22,698		2,922

Non-current liabilities
Long-term loans			3,606		8,396		1,081
Deferred tax liabilities			148		333		43
Other long-term liabilities			205		261		33

Total non-current liabilities			3,959		8,990		1,157

Total liabilities			24,653		31,688		4,079

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital			1,125		1,125		145
Reserves			13,013		14,272		1,837

			14,138		15,397		1,982
Minority interest			1,016		3,570		459

Total equity			15,154		18,967		2,441

Total equity and liabilities			39,807		50,655		6,520

Net current liabilities			14,371		14,009		1,803

Total assets less current liabilities			19,113		27,957		3,598

Notes

1.	CHANGES IN ACCOUNTING POLICIES

1.1	Basis of preparation and accounting policies

These unaudited condensed consolidated interim accounts (“interim accounts”) are prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the HKICPA, and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim accounts should be read in conjunction with the 2004 annual accounts.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRS”) which are effective for accounting periods commencing on or after 1 January 2005.

The interim accounts have been prepared in accordance with those HKFRS standards and interpretations issued and effective or issued and early adopted as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing the interim accounts.

The changes to the Group’s accounting policies and the effect of adopting these new policies are set out in notes 1.2 and 1.3 below.

1.2	Effect of adopting new HKFRS

With effect from 1 January 2004, the Group has early adopted HKFRS 3 “Business Combinations”, HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”. In 2005, the Group adopted the new/revised standards of HKFRS below, which are relevant to its operations. Accordingly, the 2004 comparatives have been amended as required, in accordance with the relevant requirements and to conform with the current period’s presentation.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events After the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 19 Amendment	Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investment in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payment
HKFRS 5	Non-current Assets held for Sale and Discontinued Operations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 23, 24, 27, 28, 31 and 33 did not result in substantial changes to the Group’s accounting policies. In summary:

•	HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

•	HKASs 2, 7, 8, 10, 16, 23, 27, 28, 31 and 33 had no material effect on the Group’s policies.

•	HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from fixed assets to operating leases. The up-front prepayments made for the leasehold land are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at fair value or cost less accumulated depreciation and accumulated impairment.

In February 2005, the HKICPA issued HKAS 19 Amendment “Employee Benefits-Actuarial Gains and Losses, Group Plans and Disclosures” which is effective for accounting periods beginning on or after 1 January 2006. The HKAS 19 Amendment allows the option of recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in the statement of recognised income and expense. With effect from 1 January 2005, the Group has early adopted HKAS 19 Amendment so as to fully reflect the actuarial gains and losses in the Group’s balance sheet and reserves as of 1 January 2005. The adoption of HKAS 19 Amendment represents a change in accounting policy for pension plans and has been applied retrospectively from the first year of application of Statement of Standard Accounting Practice (“SSAP”) 34 “Employee Benefits” in 1 January 2002. In prior years, cumulative unrecognised net actuarial gains and losses at the previous financial year end to the extent of the amount in excess of 10% of the greater of the present value of plan obligations and the fair value of plan assets at that date were recognised over the average remaining servicing lives of employees. In accordance with the transitional provisions of SSAP 34, transitional liabilities on 1 January 2002 were recognised as an expense on a straight line basis over a period of less than five years from 1 January 2002.

The adoption of HKAS 21 has resulted in a change in the accounting policy relating to foreign currency translation. Goodwill and other fair value adjustment are translated at closing rate and treated as part of the foreign operations’ assets and liabilities.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statements. Effective on 1 January 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7 November 2002 and had not yet vested on 1 January 2005 was expensed retrospectively in the income statement of the respective periods.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

•	HKAS 16-the initial measurement of an item of fixed assets acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

•	HKAS 39-does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 “Accounting for investments in securities” to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005; and

•	HKFRS 2-only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005.

Effect of changes in the accounting policies on profit attributable to equity holders of the Company and opening equity attributable to equity holders of the Company is summarised below:

	HKFRS 3 HK$ millions	HKAS 38 HK$ millions	HKAS 19 Amendment HK$ millions	HKAS 21 HK$ millions	HKAS 32 & HKAS 39 HK$ millions	HKFRS 2 HK$ millions	As at or for the six months ended 30 June 2004 HK$ millions
Increase (decrease) in profit attributable to equity holders of the Company	163	(135)	—	—	—	(8)	20

Decrease in capital andreserves attributable to equity holders of the Company at 1 January 2004	—	—	(29)	(327)	—	—	(356)

	HKFRS 3 HK$ millions	HKAS 38 HK$ millions	HKAS 19 Amendment HK$ millions	HKAS 21 HK$ millions	HKAS 32 & HKAS 39 HK$ millions	HKFRS 2 HK$ millions	As at or for the six months ended 30 June 2005 HK$ millions
Increase (decrease) in profit attributable to equity holders of the Company	—	—	1	—	(3)	(22)	(24)

Increase (decrease) in capital and reserves attributable to equity holders of the Company at 1 January 2005	—	—	(65)	(104)	20	—	(149)

The effect of changes in the accounting policies on earnings (loss) per share for the six months ended 30 June 2004 and 2005 was to increase the earnings per share by HK$0.005 and to increase the loss per share by HK$0.005 respectively.

The accounting policies used for the interim accounts for the six months ended 30 June 2005 are the same as those set out in note 3 to the 2004 annual accounts except for those described in 1.3.

1.3	New accounting policies

The accounting policies used for the interim accounts for the six months ended 30 June 2005 are the same as those set out in note 3 to the 2004 annual accounts except for the following:

A.	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated accounts are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, are included in the fair value reserve in equity.

(c)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

B.	Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a)	Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

C.	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

D.	Employee benefits

From 1 January 2005, with the early adoption of HKAS 19 Amendments, the Company has opted to recognise actuarial gains and losses in full in the period in which they occur, in the statement of recognised income and expense.

The Group’s contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

E.	Share-based compensation

A subsidiary company of the Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

F.	Fixed assets

The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at each balance sheet date.

2.	CRITICAL ACCOUNTING ESTIMATE AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

During the period ended 30 June 2005, the Directors evaluated the useful lives for network assets within India, through careful consideration with regards to expected usage, expected wear-and-tear, potential for technical obsolescence and any future legal limitations to usage of the assets. Further, the Directors carefully considered the estimated useful lives on historical experience with similar assets, as well as taking into account anticipated technological or other changes. As a result of this reassessment, the Directors concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2005. The effect of this change in accounting estimate is to decrease the depreciation charge for the period ended 30 June 2005 by HK$175 million, to increase the deferred tax charge for the period ended 30 June 2005 by HK$199 million, and to decrease the profit attributable to equity holders of the Company for the period ended 30 June 2005 by HK$14 million.

3.	BUSINESS COMBINATIONS

Deemed acquisition of Partner Communications Company Limited (“Partner”)

On 20 April 2005, the Group’s interest in the issued share capital of Partner, the Group’s mobile telecommunications operator in Israel, increased from 42.9% to 52.2% of following the completion of a buyback of shares by Partner from certain of its shareholders (“Partner’s Share Buyback”). The Group is deemed to have acquired an additional 9.3% of the issued share capital of Partner. After this date, the Group has the majority of the voting interest in Partner and the results of the operations from the deemed acquisition date have been consolidated in the Group’s consolidated accounts on a line-by-line basis. This deemed acquisition was accounted for as a business combination.

The book value and fair value of identifiable assets and liabilities of Partner at the date of acquisition are as follows:

	Book value HK$ millions	Fair value HK$ millions
Fixed assets	3,402	3,402
Other non-current assets	2,682	2,682
Other intangible assets	—	4,088
Deferred tax assets	523	523
Cash and cash equivalents	8	8
Stocks	168	168
Trade and other receivables	1,290	1,290
Trade and other payables	(1,566)	(1,566)
Short-term loans	(11)	(11)
Long-term loans	(3,315)	(3,425)
Other long-term liabilities	(58)	(58)

Equity attributable to equity holders of the Company	3,123	7,101

The contingencies of Partner at the date of deemed acquisition were the same as the contingencies disclosed in “Financial Information of a Listed Associated Company” section of the Company’s 2004 Annual Report.

The increase in the Group’s share of Partner’s net assets at fair value which is attributable to the pre-existing 42.9% shareholding, amounting to HK$1,707 million, has been credited to revaluation reserve.

The excess of the Group’s share of the consideration of the Partner’s Share Buyback over the additional 9.3% shareholding deemed acquired, amounting to HK$365 million, has been recognised as goodwill. Goodwill arising from the acquisition of Partner in prior years, amounting to HK$464 million, has been transferred from carrying value of associated companies to goodwill. This goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise after the Group’s acquisition of Partner.

In the six months ended 30 June 2005, the Group’s profit attributable to equity holder of the Company included a profit attributable to equity holder of the Company of approximately HK$50 million contributed by Partner since the deemed acquisition date.

The following pro forma results of the Group have been prepared assuming the Partner’s Share Buyback has taken place on 1 January 2005 and are for information purposes only and do not purport to be indicative of future operating results.

Six months ended 30 June 2005 HK$ millions
Turnover	12,922
Operating profit of Company and subsidiary companies	1,324
Operating profit	1,029
Loss attributable to equity holders of the Company	(332)

4.	TURNOVER

Turnover comprises revenues from the provision of mobile telecommunications services and handset and accessory sales in both Hong Kong and outside Hong Kong and fixed telecommunications and other services in Hong Kong. An analysis of turnover of the Company and subsidiary companies is as follows:

	Six months ended 30 June
	2004 HK$ millions	2005 HK$ millions
Mobile telecommunications services	5,478	9,197
Mobile telecommunications products	185	142
Fixed telecommunications and other services	1,228	1,418

	6,891	10,757

5.	SEGMENT INFORMATION

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. Management of the Group measures the performance of its segments based upon operating profit (loss).

	Turnover		Operating profit (loss) *
	Six months ended 30 June		Six months ended 30 June
	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	1,749	1,845	11	(153)
Fixed telecommunications and other services	1,228	1,418	108	45
India	3,202	4,694	550	1,208
Israel	—	2,116	—	317
Thailand	604	556	(534)	(377)
Others (Note a)	108	128	(39)	(114)

	6,891	10,757	96	926

	Depreciation and amortisation		Capital expenditures
	Six months ended 30 June		Six months ended 30 June
	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	342	533	323	140
Fixed telecommunications and other services	235	255	396	166
India	397	371	1,095	853
Israel	—	412	—	559
Thailand	427	301	351	168
Others (Note a)	35	33	44	50

	1,436	1,905	2,209	1,936

*	Operating profit (loss) before profit (loss) on disposal of investments and others for the Company and subsidiary companies

Note (a): Others include Paraguay, Sri Lanka, Ghana and Corporate.

6.	SHARE OF RESULTS OF ASSOCIATED COMPANIES

	Six months ended 30 June
	2004 HK$ millions	2005 HK$ millions
Share of profits less losses of associated companies	359	174
Share of interest and other finance costs of associated companies	(110)	(39)
Share of taxation charge of associated companies	(90)	(47)

	159	88

7.	PROFIT (LOSS) ON DISPOSAL OF INVESTMENTS AND OTHERS

		Six months ended 30 June
	Note	2004 HK$ millions	2005 HK$ millions
Profit on partial disposal of a subsidiary company	(a)	1,300	49
Provision for shareholders’ loans and other expenses arising from the intended disposal of subsidiary companies	(b)	—	(344)

		1,300	(295)

(a)	During the six months ended 30 June 2004, the Group, by way of a share placement, disposed of approximately 26.5% equity interest in a subsidiary company, Hutchison Global Communications Holdings Limited, for a cash consideration of approximately HK$1,578 million and recorded a gain on partial disposal of a subsidiary company of approximately HK$1,300 million.

During the six months ended 30 June 2005, the Group disposed of approximately 4% equity interest in a subsidiary company, Hutchison Max Telecom Private Limited, for a cash consideration of approximately HK$476 million and recorded a gain on partial disposal of a subsidiary company of approximately HK$49 million.

(b)	In May 2005, the Group entered into a contract to sell its mobile operations in Paraguay to a subsidiary company of Mexico’s América Móvil S.A. The disposal was subject to regulatory approval and other conditions and was subsequently completed in July 2005. In this connection, the Group recognised a provision for shareholders’ loans and other expenses of approximately HK$344 million to adjust the Group’s investments in mobile operations in Paraguay to fair value less cost to sell. In addition, the non-current assets of the Group’s mobile operations in Paraguay are presented as non-current assets held for sale. As at 30 June 2005, these assets totaled HK$315 million.

8.	INTEREST AND OTHER FINANCE COSTS, NET

	Six months ended 30 June
	2004 HK$ millions	2005 HK$ millions
Interest and other finance costs
Bank loans and overdrafts	197	314
Other loans repayable within 5 years	39	33
Other loans not wholly repayable within 5 years	—	1
Debentures repayable within 5 years	9	3
Debentures not wholly repayable within 5 years	—	98
Amounts due to related companies	118	—
Guarantee and other finance fees	98	180

	461	629
Less: interest capitalised in respect of construction of fixed assets	(19)	(4)

	442	625
Fair value loss on financial instruments	—	10

	442	635
Interest income from bank deposits	9	23

Interest and other finance costs, net	433	612

Guarantee and other finance fees included fees paid to related companies amounting to approximately HK$82 million for the six months ended 30 June 2005 (six months ended 30 June 2004 - HK$77 million).

The capitalisation rate applied to funds borrowed for the funding of fixed assets is approximately from 2.15% to 4.37%.

9.	TAXATION

	Six months ended 30 June 2004			Six months ended 30 June 2005
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions
Hong Kong	—	73	73	2	5	7
Outside Hong Kong	44	119	163	104	207	311

	44	192	236	106	212	318

Hong Kong profits tax has been provided for at the rate of 17.5% (2004 - 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable rates on the estimated assessable profits less available tax losses.

10.	EARNINGS (LOSS) PER SHARE

The calculation of basic loss per share for the six months ended 30 June 2005 is based on net loss attributable to equity holders of the Company of approximately HK$352 million and on 4.5 billion ordinary shares issued.

The calculation of basic earnings per share for the six months ended 30 June 2004 is based on net profit attributable to equity holder of the Company of HK$793 million and on 4.5 billion ordinary shares issued as if such shares had been outstanding for the six months ended 30 June 2004.

The amount of diluted earnings per share is equal to basic earnings per share as there were no potential dilutive ordinary shares in existence for the six months ended 30 June 2004 and 2005.

11.	CURRENT ASSETS

	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Stocks	485	539
Trade receivables, net of provision	1,719	2,935
Other receivables and prepayments	1,922	1,952
Derivative Financial Assets	—	50
Receivables from related companies	85	—

Other current assets	4,211	5,476
Non-current assets held for sale (note 7b))	—	315
Cash and cash equivalents	2,102	2,898
Restricted cash	10	—

	6,323	8,689

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
The ageing analysis of the trade receivables net of provision is as follows:
Current	1,092	1,313
31 - 60 days	251	739
61 - 90 days	115	179
Over 90 days	261	704

	1,719	2,935

12.	OTHER CURRENT LIABILITIES

	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Trade payables	1,192	1,849
Accrued expenses and other payables	3,975	4,465
Deferred revenue	382	412
Receipts in advance	781	887
Capital expenditure accruals	258	341
Payables to related companies	68	61
Taxation	89	130
Provision for shareholders’ loans and others	—	344

	6,745	8,489

The ageing analysis of the trade payables is as follows:
Current	487	609
31-60 days	106	526
61-90 days	125	316
Over 90 days	474	398

	1,192	1,849

CAPITAL RESOURCES AND LIQUIDITY

The Group’s total shareholders’ funds increased to HK$15,397 million at 30 June 2005 compared to total shareholders’ funds of HK$14,138 million at the end of last year.

Net debt of the Group was HK$19,707 million compared to HK$15,457 million as at 31 December 2004 and HK$12,484 million as at 30 June 2004. This reflects the first time inclusion of Partner, which consolidated net debt of HK$5,018 million and the continued investment in the Group. The ratio of our total debt to total assets was approximately 44.6%.

The Group’s gross borrowings at 30 June 2005 were HK$22,605 million compared to HK$17,559 million as at 31 December 2004 and HK$14,820 million as at 30 June 2004. Of the total gross borrowings, HK$4,110 million (2004 - HK$4,110 million) relates to the borrowings of the mobile operations in Hong Kong, HK$5,449 million to athe Israel operations, HK$4,303 million (2004 - HK$5,043 million) to the India operations and HK$7,014 million (2004 - HK$7,213 million) to the Thai operations. The Group’s borrowings at 30 June 2005 are denominated and repayable as follows:

	HK$	INR	THB	JPY	USD	NIS	Others	Total
Within 1 year	23.8%	16.3%	6.1%	14.4%	1.9%	0.2%	0.2%	62.9%
In year 2	—	—	3.2%	6.5%	3.0%	1.2%	—	13.9%
In year 3	—	—	—	—	0.2%	1.2%	—	1.4%
In year 4	0.1%	—	—	—	0.2%	1.2%	—	1.5%
In year 5	—	—	—	—	0.2%	5.0%	—	5.2%
Beyond 5 years	—	—	—	—	6.4%	8.7%	—	15.1%

	23.9%	16.3%	9.3%	20.9%	11.9%	17.5%	0.2%	100.0%

Except for the Japanese Yen loans that related to the Thailand operations, the other non-HK dollar and non-US dollar denominated loans are mostly directly related to the Group’s businesses in the countries of the currencies concerned. The Group has entered into currency swap arrangement with banks to swap the Japanese Yen borrowings into Thai Baht borrowings to match currency exposure of the underlying businesses.

As at 30 June 2005, approximately 73.7% of the Group’s borrowings bear interest at floating rates and the remaining 26.3% are at fixed rates. When considered appropriate, the Group utilises derivatives such as interest rate swaps to manage the Group’s interest rate exposures. The Group has entered into interest rate swap agreements with a major financial institution to swap floating rate borrowings of approximately HK$624 million principal amount into fixed rate borrowings. After taking into consideration these interest rate swaps, approximately 71.0% of the Group’s borrowings bear interest at floating rates and the remaining 29.0% are at fixed rates.

As at 30 June 2005, fixed assets and current assets of certain subsidiary companies amounting to HK$12,103 million and HK$19,144 million, respectively, were used as collateral for certain of the borrowings. The current portion of bank and other loans and debentures of the Group is secured to the extent of HK$4,426 million (2004 - HK$3,830 million). The long-term portion of bank and other loans and debentures of the Group is secured to the extent of HK$540 million (2004 - HK$1 million).

As at 30 June 2005, we had cash and cash equivalents of HK$2,898 million compared to HK$2,102 million as at 31 December 2004 and HK$2,336 million as at 30 June 2004, of which 33.0% were denominated in HK dollars, 29.4% in Indian Rupees, 14.6% in Israeli New Shekel, 1.6% in Thai Baht, 17.8% in US dollars and 3.6% in other currencies.

The Group’s capital expenditures for the six months ended 30 June 2005 totalled HK$1,936 million compared to HK$2,209 million for the same period in 2004 and HK$4,677 million for the full year 2004, of which HK$853 million (2004 - HK$1,095 million) related to the India operations, HK$559 million related to Israel operations, HK$140 million (2004 - HK$323 million) related to Hong Kong and Macau mobile, HK$166 million (2004 - HK$396 million) related to Hong Kong fixed and HK$168 million (2004 - HK$351 million) related to Thailand, as at 30 June 2005 and 2004, respectively. The capital expenditures were primarily funded from cash generated from operations and loans from commercial banks.

TREASURY POLICIES

The Group’s overall treasury and funding policies focus on financial risks management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong dollar and non-US dollar assets, the Group generally endeavours to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of financial derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

CONTINGENT LIABILITIES

At 30 June 2005, the Group had contingent liabilities in respect of performance guarantees amounting to HK$921 million (2004 - HK$564 million) and US$260 million under a counter-indemnity provided by one of its wholly owned subsidiaries in favour of its controlling shareholder, Hutchison Whampoa Limited (“HWL”), against any liabilities arising from the guarantee HWL provided for a banking facility made available to a minority shareholder of another subsidiary of the Company.

EMPLOYEE RELATIONS

At 30 June 2005, the Company and its subsidiaries employed 13,995 people (30 June 2004 - 11,721 people) and the related employee costs for the six-month period, excluding Director’s emoluments, totalled HK$974 million (30 June 2004 - HK$700 million). Including the Group’s associated companies, at 30 June 2005 the Group employed 14,900 people of whom 2,668 are employed in Hong Kong. All of the Group’s subsidiary companies are equal opportunity employers, with the selection and promotion of individuals based on suitability for the position offered. The salary and benefit levels of the Group’s employees are kept at a competitive level and employees are rewarded on a performance related basis within the general framework of the Group’s salary and bonus system, which is reviewed annually.

The Company and certain Group subsidiaries and associates offer various equity-linked compensation elements appropriate to their sector and market. A wide range of benefits including medical coverage, provident funds and retirement plans and long service awards are also provided to employees. In addition, training and development programmes are provided on an on-going basis throughout the Group. Many social, sporting and recreational activities were arranged during the year for employees on a Group-wide basis. Group employees also participated in community-orientated events.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the period.

CODE ON CORPORATE GOVERNANCE PRACTICES

As disclosed in the Corporate Governance Report contained in the 2004 Annual Report of the Company, the Company has complied with the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) except that previously the Director holding office as Chairman of the Board of Directors and/or the Director appointed to the position of Managing Director of the Company were not, whilst holding such office, subject to retirement by rotation. Amendment to the relevant provision of the Company’s Articles of Association relating to retirement of the Chairman and the Director appointed to the position of Managing Director of the Company was approved at the Annual General Meeting of the Company held on 5 May 2005. Consequently, the Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices of the Listing Rules.

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

GENERAL INFORMATION

The Group’s unaudited condensed consolidated interim accounts have been reviewed by the Audit Committee and by the Company’s auditors, PricewaterhouseCoopers, in accordance with SAS700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants. The auditors’ independent review report will be included in the Interim Report to shareholders.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim Lincoln PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff
Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY